FORM 4 ☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF
CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940	OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response .... 0.5

1.	Name and Address of Reporting Person*			2.	Issuer Name and Ticker or Trading Symbol			6.	Relationship of Reporting Person(s) to Issuer (Check all applicable)
	Ivy	Madie			ESG Re Limited (ESREF)				X Director	10% Owner

	(Last)	(First)	(Middle)	3.	I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4.	Statement for Month/Day/Year		Officer (give title below)	Other (specify below)
	1330 Avenue of the Americas						3-Dec-2002

(Street)						5.	If Amendment, Date of Original (Month/Day/Year)	7.	Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than
	New York	New York	10019						One Reporting Person

	(City)	(State)	(Zip)
				Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date	2A.	Deemed Execution Date, if any	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)
			(Month/Day/Year)		(Month/Day/Year)
							Code	V		Amount	(A) or (D)	Price

Common Shares, par value $1.00 per share			12/3/02							34,238	(A)			42,874		(D)		(9)

Common Shares, par value $1.00 per			12/3/02							196,852	(D)			—		(I)		As trustee (1), (9)

Common Shares, par value $1.00 per			12/2/02				J			7,800	(A)			79,914		(I)		(2), (10)

Common Shares, par value $1.00 per share			12/2/02				J			78,000	(D)			1,087,312		(I)		(3), (10)

Common Shares, par value $1.00 per share			12/2/02				G	V		70,200	(A)			109,895		(I)		As trustee (4)

Common Shares, par value $1.00 per share														5,348		(I)		As trustee (5)

Common Shares, par value $1.00 per share														383,091		(I)		(6)

Common Shares, par value $1.00 per share														1,133,088		(I)		(7)

FORM 4 (Continued)	Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3A.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6.	Date Exercisable and Expiration Date (Month/Day/Year)

									Code	V		(A)	(D)		Date Exercisable	Expiration Date

Class A Warrants			$20/Share		12/3/02				(A)						12/3/97	12/3/07

Class A Warrants			$20/Share		12/3/02				(A)						12/17/97	12/17/07

Class A Warrants			$20/Share		12/3/02				(A)						12/22/97	12/22/07

Class A Warrants			$20/Share												12/3/97	12/3/07

Class A Warrants			$20/Share												12/17/97	12/17/07

Class A Warrants			$20/Share												12/22/97	12/22/07

Class A Warrants			$20/Share												12/3/97	12/3/07

Class A Warrants			$20/Share												12/17/97	12/17/07

Class A Warrants			$20/Share												12/22/97	12/22/07

Class B Warrants			$20/Share(8)												1/27/98	1/27/08

Class A Warrants			$20/Share												12/3/97	12/3/07

Class A Warrants			$20/Share												12/17/97	12/17/07

Class A Warrants			$20/Share												12/22/97	12/22/07

Class A Warrants			$20/Share		12/3/02				(D)						12/3/97	12/3/07

Class A Warrants			$20/Share		12/3/02				(A)						12/17/97	12/17/07

Class A Warrants			$20/Share		12/3/02				(A)						12/22/97	12/22/07

Class A Warrants			$20/Share												12/3/97	12/3/07

Class A Warrants			$20/Share												12/17/97	12/17/07

Class A Warrants			$20/Share												12/22/97	12/22/07

Class A Warrants			$20/Share												12/3/97	12/3/07

Class A Warrants			$20/Share												12/17/97	12/17/07

Class A Warrants			$20/Share												12/22/97	12/22/07

Class A Warrants			$20/Share												12/3/97	12/3/07

Class A Warrants			$20/Share												12/17/97	12/17/07

Class A Warrants			$20/Share												12/22/97	12/22/07

Options (right to buy)			$20/Share												12/12/97	12/12/07

Options (right to buy)			$25.50/Share												5/4/98	5/4/08

Options (right to buy)			$16.81/Share												2/25/99	2/25/09

Options (right to buy)			$16.50/Share												5/7/99	5/7/09

Options (right to buy)			$5.4375/Share												12/15/99	12/15/09

Options (right to buy)			$4.32380/Share												12/18/01	1/1/11

FORM 4 (Continued)	Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

7.	Title and Amount of Underlying Securities	8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s)	10.	Ownership Form of Derivative Securities: Direct (D) or Indirect (I)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

Title	Amount or Number of Shares

Common shares	2,941				3,676		(D)		(9)

Common shares	254				318		(D)		(9)

Common shares	343				429		(D)		(9)

Common shares	1,176				1,176		(I)		(2)

Common shares	102				102		(I)		(2)

Common shares	138				138		(I)		(2)

Common shares	107,451				107,451		(I)		(3)

Common shares	871,427				871,427		(I)		(3)

Common shares	105,097				105,097		(I)		(3)

Common shares	276,240				276,240		(I)		(3)

Common shares	1,176				1,176		(I)		As Trustee (4)

Common shares	102				102		(I)		As Trustee (4)

Common shares	137				137		(I)		As Trustee (4)

Common shares	11,765				—		(I)		As Trustee (1), (9)

Common shares	1,017				—		(I)		As Trustee (1), (9)

Common shares	1,372				—		(I)		As Trustee (1), (9)

Common shares	588				588		(I)		As Trustee (5)

Common shares	51				51		(I)		As Trustee (5)

Common shares	59				59		(I)		As Trustee (5)

Common shares	51,177				51,177		(I)		(6)

Common shares	4,422				4,422		(I)		(6)

Common shares	5,969				5,969		(I)		(6)

Common shares	86,147				86,147		(I)		(7)

Common shares	7,443				7,443		(I)		(7)

Common shares	10,048				10,048		(I)		(7)

Common shares	35,714				35,714		(I)		(2)

Common shares	30,714				30,714		(I)		(2)

Common shares	70,000				70,000		(I)		(2)

Common shares	5,000				5,000		(I)		(2)

Common shares	350,000				350,000		(I)		(2)

Common shares	49,082				49,082		(I)		(2)

Explanation of Responses:

(1)
Held by Head Company Profit Sharing Plan.
(2)
Held by trust(s) for the benefit of heir(s) of Madie Ivy. Madie Ivy is the Managing Member of the trustee of the trust(s).

The reporting person disclaims beneficial ownership of these securities, and this report shall not be deemed an admission that the reporting person is the beneficial owner of such securities for any purpose.

(3)
Held by two limited liability companies, of which Madie Ivy is a Managing Member and a Managing Member of the Managing Member, respectively.
(4)
Held by the Head Family Foundation.
(5)
Held by Head Company Pension Plan.
(6)
Held by a limited partnership, of which Madie Ivy is the Co-Chief Executive Officer of the General Partner.
(7)
Held by two limited partnerships, of which Madie Ivy is a Managing Member of the General Partner.
(8)
Exercise price of Class B Warrants decreases in future.
(9)
Distribution from Head Company Profit Sharing Plan to plan participants.
(10)
Distribution from limited liability companies to members.

/s/ Madie Ivy
**Signature of Reporting Person	Date
Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.
*	If the form is filed by more than one reporting person, see Instruction 4(b)(v).
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.